ROBINSON & COLE LLP

ELLIOT H. LUTZKER

885 Third Avenue
Suite 2800
New York, NY 10022
Main (212) 451-2900
Fax (212) 451-2999
elutzker@rc.com
Direct (212) 451-2906

Also admitted in Florida

June 14, 2005

Mr. Barry McCarty
Senior Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

> **Re:** *Ocean West Holding Corporation*
> *Preliminary Information Statement Filed April 29, 2005*
> *File No. 0-49971*

Dear Mr. McCarthy:

This letter is to advise you that Robinson & Cole LLP has been appointed Securities Counsel to Ocean West Holding Corporation (the "Company") effective June 13, 2005. No other law firm is authorized to speak with the Staff regarding the Company's SEC filings.

My law firm is in the process of preparing a response to the Staff's comment letter dated May 13, 2005.

We have consulted with our client and can assure the Staff that no action requiring Shareholder approval under state law and thus reported on Schedule 14(c) will be taken by the Company until it has responded to and satisfied all of the Staff's comments.

On all other matters which do not require shareholder approval, including, but not limited to, the Schedule 14-F-1 recently filed by the Company, the Company will comply with all SEC rules and regulations.



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If you have any questions concerning this matter, please do not hesitate to contact the undersigned at (212) 451-2906.

Cc: Darryl Cohen

Very truly yours,

ROBINSON & COLE LLP

Elliot H. Lutzker